SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS RELATING TO PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) AND THEIR CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

As advised in a separate announcement made earlier today, on 7 May 2015 Mr Michael Wells transferred 20,487 ADRs to a charitable trust, of which he is a trustee.

In addition the charitable trust sold 20,487 ADRs at a price of $48.53 per ADR, also on 7 May 2015. Prudential received notification of this sale, which took place in New York, on 7 May 2015.

Mr Wells' beneficial interest in the Company's ADRs remains at 228,912 ADRs (0.018%).

Additional Information

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

8 May 2015

Name of contact and telephone number for queries:
Jennie Webb, Share Plans Manager, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification:
Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 May 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary